

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2024

Mónica Jiménez González
Chief Strategy, Sustainability and Legal Officer
GeoPark Limited
Calle 94 N° 11-30, 8o Floor
Bogotá, Columbia

Re: GeoPark Limited
Schedule TO-I Filed March 20, 2024
File No. 005-87998

Dear Mónica Jiménez González:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed March 20, 2024

General

1. We note the following statement (bolded and in all caps) under the header "Important" in the Offer to Purchase: "We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008).

Procedures for Tendering Shares, page 7

2. We note the following statement made on page 10 of the Offer to Purchase: "By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions." This statement is inconsistent with a shareholder's right to challenge your determination in a court of

competence jurisdiction as stated in the immediately preceding sentence. Please revise this statement to clarify that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Withdrawal Rights, page 10

3.   Refer to the following disclosure made on page 10 of the Offer to Purchase: "You may also withdraw your previously tendered shares at any time after 5:00 p.m., New York City time, on May 15, 2024, unless such shares have been accepted for payment as provided in the Offer." It does not appear that May 15, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of the Offer. Please revise or advise. Please also make conforming changes to any similar statements in the Offer to Purchase.

Conditions of the Tender Offer, page 13

4.   On page 13 of the Offer to Purchase, you have included a condition that will be triggered by "any general suspension of, *or general limitation on prices for*, securities on any national securities exchange in the United States or in the over-the-counter market" (emphasis added). Please revise to explain what would be considered a general limitation on prices for securities on any national securities exchange in the United States or in the over-the-counter market, or delete.

5.   On page 13 of the Offer to Purchase, you have included two offer conditions that are based on a 10% decrease (or more) in the price of certain stock indexes and the Company's shares, respectively, from their prices as of March 19, 2024 (i.e., the day before commencement of the Offer). As currently drafted, it appears these conditions would be "triggered" by a 10% or greater decrease in price at any time while the Offer is pending. If your intent is that they would be triggered only if there is a 10% or greater decrease in price measured at the Expiration Time, please revise to clarify.

6.   Refer to the following statement on page 15 of the Offer to Purchase: "The conditions referred to above . . . may be waived by us, in whole or in part, *at any time and from time to time* in our reasonable discretion before the Expiration Time" (emphasis added). If an offer condition is "triggered" while an offer is pending, in our view, the offeror must promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify target shareholders if a condition is triggered while the Offer is pending.

Source and Amount of Funds, page 16

7.   We note that you anticipate funding the Offer from your "cash and investments." Please revise to further specify the "investments" being used to fund the Offer. See Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

Certain Information Concerning the Company, page 16

8.   The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.

9.   In the last two bullets on page 17 of the Offer to Purchase, you incorporate by reference "any future Annual Reports on Form 20-F" and "any future reports on Form 6-K." Schedule TO does not specifically permit "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 17

10.   We note the Retention and Hiring Bonus scheme discussed on pages 20-21 of the Offer to Purchase. Please revise your disclosure to describe the material provisions of the Retention and Hiring Bonus scheme. See Item 5 of Schedule TO and Item 1005(e) of Regulation M-A. Please also file the Retention and Hiring Bonus scheme as an exhibit to Schedule TO or advise. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.

11.   See our last comment above. In light of your disclosure of the CEO Transition Agreement, the Severance Plan, and the employment agreement with Mr. Ocampo on page 22 of the Offer to Purchase, it appears that you should file each of these agreements as an exhibit to Schedule TO. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. Please revise or advise.

Fees and Expenses, page 28

12.   Please revise this section to describe the material terms of the fee arrangements for all persons or entities retained to make recommendations relating to the Offer. See Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Mergers & Acquisitions